Mail Stop 6010

September 22, 2008

Mr. Xavier Aguilera
Chief Financial Officer
Imaging3, Inc.
3200 West Valhalla Drive
Burbank, California 91505

> **Re:** **Imaging3, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-50099**

Dear Mr. Aguilera:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief